Kelley Drye & Warren LLP
400 Atlantic Street
Stamford, Connecticut  06901

July 17, 2008

Ms. Rolaine S. Bancroft, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:       iDcentrix, Inc.
Registration Statement on Form S-1
File No. 333-150939

Dear Ms. Bancroft:

Set forth below are the responses of iDcentrix, Inc., a Nevada corporation (the “Registrant”), to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Registrant’s Registration Statement on Form S-1, File No. 333-150939 (the “Registration Statement”), contained in a letter, dated June 11, 2008, from Rolaine S. Bancroft, Special Counsel, to Francine Dubois, President and Chief Executive Officer of the Registrant.  For convenience of reference, the paragraph numbers of this response conform to the paragraph numbers of the Staff’s comments and we have repeated each comment below followed by the Registrant’s response.  All page references in the responses are to pages of Amendment No. 1 to the Registration Statement which is being filed herewith.  All capitalized terms used herein, and not otherwise defined herein, have the meanings assigned to them in the Registration Statement.

Cover Page, page 1

1.
It appears that there is only one selling stockholder, Fortress Paper Ltd. Please revise your cover page and disclosure throughout to clarify that there is only one selling stockholder. If you anticipate other selling stockholders, please revise your prospectus, as appropriate, to identify those individuals. Accordingly, please delete the parenthetical that defines selling stockholders. Subsequent transactions will need to be registered unless exempt from registration.

    The Registrant has revised the cover page of the prospectus and related disclosures throughout the prospectus, including under the headings “Summary - The Transaction,” at pages 4-5, “Plan of Distribution and Determination of Offering

Ms. Rolaine S. Bancroft
Securities and Exchange Commission

Price,” at pages 16-17, and “Selling Security Holder,” at pages 17-18, to clarify that Fortress Paper is the sole selling stockholder.

2.	Also, please revise your cover page to clarify that Fortress is a related party. Please make corresponding revisions in the Transaction subsection of the Summary on page 4.

The Registrant has added to the first paragraph of the cover page of the prospectus and to the first paragraph under the heading “Summary - The Transaction,” at page 4, a disclosure of Fortress Paper’s current ownership of approximately 31% of the Registrant’s common stock and its status as a related party of the Registrant as a result thereof.

Forward-Looking Statements, page 3

3.	Please revise to clarify that the safe harbor for forward-looking statements is not applicable to you. Refer to Section 27A of the Securities Act of 1933.

The Registrant has revised the “Forward Looking Statements” section, at page 3, to remove references to the safe harbors provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

4.
Please revise to remove your statement that all forward-looking statements are “qualified in their entirety” by this prospectus. This implies that you are either making statements that are inconsistent with this prospectus or are relating to the prospectus but your statements are materially incomplete.

The requested revision has been made, at page 3.

Summary, page 4

5.	Please revise to include the number of shares of common stock in bold at the top of the cover page.

The requested revision has been made at the top of the cover page of the prospectus.

6.	Please revise the third paragraph to provide a brief description of the technology that you sub-license from Fortress.

The Registrant has revised the third paragraph under the heading “Summary – Business,” at page 4, to provide a brief description of the technology that the Registrant sub-licenses from Fortress Paper.  Conforming changes have been made to the second paragraph (the first full paragraph on page 22) under the heading “Business - Lanqart’s LQard Technology.”

Ms. Rolaine S. Bancroft
Securities and Exchange Commission

7.	We note from elsewhere in your prospectus that you have no customer contracts. Please revise to disclose in the summary.

The Registrant has revised the first sentence of the fifth paragraph under the heading “Summary – Business,” at page 4, to include a disclosure of the fact that the Registrant currently has no customer contracts.

8.	We note your disclosure in the Business subsection that you have had no revenues. Please revise to also include your net loss for the last audited period and interim stub.

The Registrant has added a new sixth paragraph under the heading “Summary – Business,” at page 4, which includes the requested disclosure of the Registrant’s net loss for its fiscal year ended January 31, 2008 (approximately $1,675,000) and for its most recent fiscal quarter ended April 30, 2008 (approximately $613,000).  The paragraph also includes a disclosure of the Registrant’s accumulated losses (approximately $2,329,000).

9.	Please disclose in your summary that your accountant has issued a going concern opinion.

The new sixth paragraph under the heading “Summary – Business,” at page 4, referred to in Response 8, above, also includes the requested disclosure of the fact that the Registrant’s independent registered public accounting firm included a “going concern” paragraph in their report, dated April 17, 2008, in connection with the Registrant’s financial statements for the fiscal year ended January 31, 2008.

Risk Factors, page 5

10.
Please remove the references in your first paragraph that you discuss some,  but not all of the important risk factors, and that additional risks are not presently known to management. Or, revise to clarify that you have discussed all known material risks.

The Registrant has revised the introductory paragraph under the heading “Risk Factors,” at page 6, to remove the statement that the Risk Factors section discussed some, but not all, of the factors that could affect the Registrant’s business and to indicate that the Risk Factors section addresses presently known material risks.

We have material weaknesses in our internal controls over financial reporting..., page 5

11.	We note that you have material weaknesses which could adversely impact your ability to provide timely and accurate financial information.

Ms. Rolaine S. Bancroft
Securities and Exchange Commission

Please expand your disclosure to discuss the identified material weaknesses in greater detail and your specific remedial plans.

The Registrant has revised the risk factor entitled “We have material weaknesses in our internal control over financial reporting, which could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis,” at pages 6-7.  The first paragraph, at page 6, has been revised to identify and discuss the material weaknesses which the Registrant has determined exist.  New second, third and fourth paragraphs have been added, at page 7, which discuss the steps which the Registrant took during the first quarter of its 2009 fiscal year to address the material weaknesses and which provide a discussion of the remedial plans which have been formulated to date.  As noted in the disclosure, current management of the Registrant succeeded to their positions on January 31, 2008.  As a result of that fact, as well as the Registrant’s limited personnel resources, its remediation plans are still in their initial stages.  The development of remediation plans is expected to be an on-going process for some time.

We will need to retain additional employees or contract labor in the future..., page 9

12.	Please revise to disclose your current staffing levels here.

The Registrant has added a sentence to the risk factor entitled “We will need to retain additional employees or contract labor in the future in order to take advantage of new business opportunities arising from increased demand, which could impact our ability to achieve or sustain profitability,” at page 10, to disclose its staffing levels as of June 30, 2008.

We depend on our senior management and key employees..., page 9

13.	Please provide support for your assertion in the third paragraph of this risk that your technology is unique or revise to remove.

The Registrant has revised the first sentence of the third paragraph of the risk factor entitled “We depend on our senior management and key employees for our future success.  If we are not able to retain, hire or integrate these employees, we may not be able to meet our commitments,” at pages 10-11, to remove the statement that its technology is unique.

Ms. Rolaine S. Bancroft
Securities and Exchange Commission

Our future growth will depend on intellectual property..., page 10

14.
We note from your disclosure here and elsewhere that Landqart owns the intellectual property referenced throughout the registration statement, and that you have rights to such intellectual property under various agreements. If true, please revise to clarify here that you do not own any intellectual property.

The Registrant has revised the risk factor now entitled “Our future growth will depend on intellectual property owned by third parties and licensed to us and may be subject to infringement claims and other litigation, which could adversely affect our business” by (i) revising the title of the risk factor to clarify that the intellectual property is owned by third parties and licensed to the Registrant and (ii) adding a new sentence, at the beginning of the second paragraph thereof, at page 12, stating that the Registrant does not own any patents.

Selling Security Ho1ders, page 16

15.	We note that the disclosure in this section is based on information as of April 21, 2008, please update this section in the next and all subsequent amendments.

The Registrant has updated information in this section, at pages 17-18, to be as of June 30, 2008.  The Registrant will update the information in this section in any subsequent amendments to the Registration Statement, as appropriate.

16.
Through footnote or otherwise, please link the shares that the selling shareholder is registering to a specific private placement and describe any other material relationship that the selling shareholder has had with you within the past three years. Refer to Item 507 of Regulation S-K.

The Registrant has added three new paragraphs following the Selling Security Holder table, at page 18.  In the second paragraph following the table, the Registrant has disclosed the circumstances under which Fortress Paper acquired the shares of the Registrant which it proposes to offer pursuant to the prospectus.  As disclosed therein, Fortress Paper initially acquired 3,500,000 shares of the common stock of the Registrant’s now wholly owned subsidiary, IDCX Co., in consideration of the grant to IDCX of an exclusive license to use and exploit the LQard Technology in Canada.  Fortress Paper thereafter acquired an additional 6,500,000 shares of IDCX in consideration of the grant to IDCX of an exclusive license to use and exploit the LQard Technology in the United States and Mexico and a non-exclusive license to use and exploit the LQard Technology in the rest of the world (other than Switzerland and Africa).  Fortress Paper exchanged the aggregate 10,000,000 shares of common stock of IDCX issued to it in consideration of the two license grants for an equal number of shares of the Registrant in connection with the Share Exchange.  The shares of the Registrant received by Fortress Paper in connection with the Share

Ms. Rolaine S. Bancroft
Securities and Exchange Commission

Exchange are the shares being registered by the Registration Statement.  The third paragraph following the table describes a Registration Rights Agreement entered into between the Registrant and Fortress Paper.

17.	Please expand your disclosure to identify the individual or individuals at Fortress Paper who exercise voting control and/or investment control over the securities being offered for sale.

In the first paragraph added following the Selling Stockholder table, at page 18, the Registrant has disclosed that it has been informed by Fortress Paper that voting control and/or investment control over the securities being offered for sale resides in the Board of Directors of Fortress Paper.

Going Concern, page 18

18.	Please expand your disclosure to discuss and quantify what amount of financing is needed to complete your product development.

      The Registrant has revised the disclosure under “Business - Going Concern,” at page 20.  The revised disclosure is intended (i) to quantify the minimum amount of additional financing that the Registrant believes it will need over the succeeding 12-24 months to continue the development of its business ($4 million), (ii) to clarify that the Registrant’s initial product offering has been developed and is ready for market, (iii) to clarify that the development programs referred to are related to normal, continuing product development efforts to improve the efficiency and capacity of its initial product offering and (iv) to clarify that additional funds will also be necessary for anticipated working capital needs.

Security Card Industry,  page 18

19.	Please provide a basis for the beliefs listed in the first full paragraph on page 19 related to government spending initiates related to identification cards and security.

The Registrant has revised the disclosure in the fourth paragraph under “Business - Security Card Industry,” at page 20.  The Registrant has removed the former references to estimated expenditures under the Real ID (drivers’ license) initiative and the estimated percentage of U.S. companies which plan to increase their spending on security over the next five years.  The Registrant has added a reference to a July 2006 research report by Stanford Group Company as support for revised estimates of the potential dollar volume of United States and overseas identification card projects during the five years following the report.

Ms. Rolaine S. Bancroft
Securities and Exchange Commission

Sub-Licensing Agreements, page 19

20.
We note from your disclosure in the first paragraph on page 20 that the sub-license agreements have a term lasting until the expiration of the patents, but it remains unclear when the patents expire. As such, please revise to disclose the expiration date for each of the patents.

If granted, the patents covered by the patent applications listed in the third paragraph under “Business - Sub-Licensing Agreements,” at page 21, will expire on various dates between 2022 and 2024.  In view of the substantial period of time remaining until expiration of any of the patents (at least 13 years) the Registrant believes that a statement of the range of expiration dates, as opposed to the specific expiration dates of each patent, will provide investors with adequate disclosure.  The Registrant has added a sentence to the paragraph following the list of patent applications sublicensed to the Registrant.

Landqart’s LQard Technology, page 20

21.	Please revise to describe what you mean by “substrates” and “polymer pouches.”

The Registrant has revised the disclosure under “Business - Landqart’s LQard Technology,” at pages 21-22, as requested.

Products and Services, page 20

22.
It is unclear from your disclosure which products and services are fully developed and ready for sale or deployment and which are still in the development stage. Please revise this section to provide more detail and clarity in regards to all material aspects of your products and services. While it is appropriate to discuss your aspirations as a business, this should be preceded by a robust description of your current business as it is today. As such, describe the products that are currently fully developed before describing your future products and services. In addition, describe what stage of development you are at for each product and service you intend to employ, the steps you have taken to date to implement them, their timeline and anticipated costs, and how you intend to fund them. Refer to Section 101 of Regulation S-B.

The Registrant has substantially revised the disclosure under “Business - Products and Services,” at pages 22-23.  The revised disclosure is intended to clarify that the Registrant’s initial product offering, a card issuing system comprised of a duplex printer, a fusionator and the software necessary to operate the system, has been developed and is ready for market.  The disclosure has also been revised to clarify that, in addition to selling the card issuing systems, the Registrant will also offer customers the security paper used for the cards, the specialized inks used to

Ms. Rolaine S. Bancroft
Securities and Exchange Commission

imprint the cards and the polycarbonate pouches used to seal the cards.  The disclosure has been revised to clarify that the development efforts referred to (in the paragraph at the bottom of page 22 and top of page 23) are related to normal, continuing product development efforts to improve the efficiency and capacity of the Registrant’s initial product offering and not to the completion of development of the  initial product offering.

23.
Please revise your disclosure throughout this section to eliminate marketing language such as “high quality,” “easy,” “reliable,” and “superior.” We consider marketing language to be inappropriate in a disclosure document. Instead, revise to discuss the basis of your belief.

The disclosure under “Business - Products and Services,” at pages 22-23 has been revised to eliminate marketing language, as requested.

Sales and Marketing, page 21

24.
We note from the first sentence of this section that you intend to “further” your penetration of the security card market. However, based on your disclosure elsewhere and your lack of revenues, it appears that you have not yet made any penetration into this market. Please revise to clarify or explain. Along these lines, please also provide support for your belief that IDCX’s “initial exposure in fiscal 2008 was positive.”  Make corresponding changes on page 26 as applicable.

The Registrant has removed the reference to “further our penetration of the security card market” from the first sentence of the first paragraph under “Business - Sales and Marketing,” at page 23.  In addition, the Registrant has revised the third paragraph under that heading (at the top of page 24) to indicate that its belief that its initial exposure in fiscal 2008, and thus far in fiscal 2009, was positive is based upon feedback from potential customers and industry participants at various trade shows.  The Registrant has also added in this paragraph a disclosure that during June and July, respectively, of 2008, it entered into preferred partnership agreements with two third parties to consider joint bids on projects that may arise in a substantial portion of the Caribbean and in Central and South America in one instance and in Haiti in the second instance.   The Registrant has made conforming changes in the second paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Plan of Operations,” at page 28.

25.
Expand your disclosure to provide greater details into your marketing plan, such as explaining what you mean by “planting seeds”, and what your “targeted sectors” are and how you identified them. Since you expect your marketing activities to be the cornerstone of your activities in fiscal 2009, please discuss what has been done to date in regards to identifying trade shows and industry associations, and securing speaking

Ms. Rolaine S. Bancroft
Securities and Exchange Commission

engagements or public relations activities. At a minimum, discuss in greater detail your plan for pursuing these endeavors.

The Registrant has revised the disclosure in the first paragraph under “Business - Sales and Marketing,” at page 23, to clarify its marketing plan.  In addition, the Registrant has expanded the disclosure in the third paragraph under “Business - Sales and Marketing,” at page 24, to disclose in more detail its activities at trade shows and in securing speaking engagements.  Corresponding changes have also been made in the second paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Plan of Operations,” at page 28.

Competition, page 21

26.	Please provide support for your assertion that existing competitors offer “limited features” and cards with “imitation” banknote security features, or revise to remove.

The Registrant has revised the disclosure, at page 24, to remove the assertions.

Directors and Executive Officers, page 31

27.
Please revise to clarify what you mean by your disclosure that Ms. Dubois implemented global site licenses with Motorola and Nortel Networks. To the extent that she was not solely responsible for such implementation, we suggest removing this reference.

The Registrant has revised the disclosure, at page 34, to remove the reference.

28.	Please remove your reference to Mr. Gifford’s leading the transformation of Digimarc into a “global market header” as we believe such marketing language is inappropriate.

The Registrant has removed this reference, at page 34.

Item 15. Recent Sale of Unregistered Securities, page II-6

29.
Please expand the disclosure provided in this section to include the information required by Item 701 of Regulation S-K for all unregistered securities that you sold within the past three years. For example, disclose the private placement that occurred on January 31, 2008 according to page F-17. Please also provide a description and factual basis for the exemptions relied upon, the amount of consideration received, the date of the sale, and aggregate amounts for the past three years.  In particular,

Ms. Rolaine S. Bancroft
Securities and Exchange Commission

for securities sold other than for cash, please describe the type and amount of consideration received by the issuer.

The Company has expanded the disclosure at pages II-6 and II-7 to include the information required by Item 701 for all unregistered securities sold by the Company in the last three years. The Company has also revised the disclosure to provide a description and factual basis for the exemptions relied upon, consideration received, date of sale, and aggregate amounts for the past three years, particularly including securities sold for other than cash.

Please be advised that Amendment No. 1 to the Registration Statement has been updated throughout to include financial information for the three month period ended April 30, 2008.  Should you have any questions regarding the Company’s responses to your comments, or the additional disclosures in Amendment No. 1 to the Registration Statement, please contact Elizabeth Warren at (203) 351-8066 or Brian Calvey at (203) 351-8070.

                        Very truly yours,

                                                                                                                        /s/ Elizabeth A. Warren

                        Elizabeth A. Warren

cc:	Securities and Exchange Commission
John B. Stickel

iDcentrix, Inc.
   Francine Dubois
   Chief Executive Officer

   David Fractor
   Chief Financial Officer

Kelley Drye & Warren LLP
   Brian J. Calvey
   M. Ridgway Barker